United States securities and exchange commission logo





                            June 10, 2021

       Wendy Mantell
       Secretary and General Counsel
       Bird Global, Inc.
       406 Broadway, Suite 369
       Santa Monica, California 90401

                                                        Re: Bird Global, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed May 14, 2021
                                                            File No. 333-256187

       Dear Ms. Mantell:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 filed May 14, 2021

       Cover Page

   1. Please revise to limit your cover page in accordance with Item 501(b) of Regulation S-K.
   2. Please indicate, if applicable, that the combined company will be a controlled company under New York Stock
Exchange listing rules and identify the controlling shareholder and the shareholder's total
voting power.
   3. We note your disclosure on page 271 about directors will be divided into staggered three-
                                                        year terms. Please tell
us why you have not presented the planned change as a proposal to be voted upon by
shareholders.
 Wendy Mantell
FirstName  LastNameWendy  Mantell
Bird Global, Inc.
Comapany
June       NameBird Global, Inc.
     10, 2021
June 10,
Page 2 2021 Page 2
FirstName LastName
Certain Defined Terms, page ii

4. Please revise this section to ensure that the meaning of each defined term is provided within the prospectus itself. For example, but without limitation, the defined term "Conversion" refers readers to the Bird Charter.
Summary Term Sheet, page viii

5. Please fill in missing information throughout the proxy statement/prospectus to the extent that it is known, such as the amounts in the penultimate bullet point on page ix.
Q: What equity stake will Switchback's current stockholders ...?, page 4

6.       You disclose that following the completion of the Business
Combination,
         Travis VanderZanden will have approximately 13.2% of the outstanding capital stock of
         New Bird. Please disclose here, in the Summary Term Sheet, Summary of the Proxy
         Statement/Prospectus, and elsewhere that Mr. VanderZanden will hold approximately
         75.2% of the voting power of New Bird   s capital stock.
Q: Did the Switchback Board obtain a third-party valuation or fairness opinion
....?, page 8

7. While we note the disclosure regarding a lack of a third-party valuation or fairness opinion, you also disclose for example: (1) on page 137 that Switchback engaged
         Goldman Sachs; (2) on page 138 that representatives of Goldman Sachs met to prepare for an upcoming presentation with Bird; and (3) on page 140 that Goldman Sachs and Credit
         Suisse discussed Bird's financial and operating projections and model. Please revise to disclose the nature and scope of advice provided by Goldman Sachs and Credit Suisse.
Q: What interests do the current officers and directors of Switchback have in the Business
Combination ...?, page 10

8. Please revise to disclose the interests each of Switchback's sponsor, current officers and directors. Please quantify the return they will receive on their initial investment, including the price paid to acquire those securities and the current value as of the most recent practicable date.
9. Here and elsewhere as applicable, please revise the disclosure in the sixth bullet point on page 11 to quantify the out-of-pocket expenses and provide similar disclosure in the last
         Q&A on page 17.
Summary Unaudited Pro Forma Condensed Combined Financial Information, page 36

10. Please revise the last sentence of the second paragraph such that your pro forma statement of operations for the year ended December 31, 2020 gives pro forma effect to the business combination as if it had occurred on January 1, 2020.
 Wendy Mantell
FirstName  LastNameWendy  Mantell
Bird Global, Inc.
Comapany
June       NameBird Global, Inc.
     10, 2021
June 10,
Page 3 2021 Page 3
FirstName LastName
Unaudited Pro Forma Condensed Combined Statement of Operations, page 98

11.      Please revise Bird   s historical weighted-average shares to reconcile
with the number
         shown in the audited financial statements.
The Business Combination, page 118

12. Notwithstanding the disclaimers, the representations, warranties, and covenants in the business combination agreement filed with the proxy statement/prospectus constitute public disclosure for purposes of the federal securities laws, and you are responsible for considering whether additional specific disclosures of material information about material contractual provisions of the business combination agreement are required to make the statements in the proxy statement/prospectus not misleading. Please include disclosure acknowledging that if specific material facts exist that contradict the representations, warranties, and covenants in the merger agreement, you have provided corrective disclosure in the proxy statement/prospectus. Furthermore, if subsequent information concerning the subject matter of the representations, warranties, and covenants in the merger agreement may or may not be fully reflected in your public disclosures, please clarify that your public disclosures will include any material information necessary to provide your stockholders a materially complete understanding of the business combination agreement disclosures.
Conversion of Securities, page 119

13. Given the lengthy formulas and use of defined terms disclosed here, please revise to provide examples that illustrate what holders of securities will receive at the acquisition merger effective time and how those amounts are calculated. Representations, Warranties and Covenants, page 121

14. Please expand your disclosure to describe the representations and warranties. For example, what has Bird represented or warranted with respect to capitalization, financial statements, material contracts, etc.?
Satisfaction of 80% Test, page 147

15. Please disclose how the board determined that the business combination had a fair market value of 80% of the balance of the funds in the trust account at the time of execution of the business combination agreement. Please include the material details of the specific analyses used, what sources of information were used to make the determination, and any quantitative or qualitative factors considered.
Material U.S. Federal Tax Considerations, page 153

16. We note your statement in the first paragraph of this section that your disclosure is a discussion of material federal income tax considerations of the domestication and it
 Wendy Mantell
FirstName  LastNameWendy  Mantell
Bird Global, Inc.
Comapany
June       NameBird Global, Inc.
     10, 2021
June 10,
Page 4 2021 Page 4
FirstName LastName
         appears from the exhibit index that you have not included a tax opinion. Your prospectus should provide a brief, clear and understandable summary of the material tax aspects of the domestication and the required Item 601(b)(8) tax opinion provided by you should state clearly the tax consequences. Please file a tax opinion as an exhibit and clarify whether the tax disclosure is intended to constitute such opinion or whether you will be providing a separate long form tax opinion, or advise if you do not believe a tax opinion is required to be filed. Refer to Item 601(b)(8) of Regulation S-K and
Section III of Staff
         Legal Bulletin No. 19.
The Domestication Merger, page 155

17. We note your statement in this section that it is intended that the domestication qualify as an F Reorganization. Please revise to state clearly whether the domestication will qualify as an F Reorganization or advise why you cannot provide such a statement.
Proposal E: Exclusive Forum Provision, page 179

18. Please revise your disclosure here to include the additional provisions designated as (a)
         and (b) relating to deemed consent regarding personal jurisdiction and service of process included in Annex B, Article XI of the Bird Global Inc. amended and restated
         certificate of incorporation.
Management's Discussion and Analysis of Financial Condition and Results of Operations of Bird
Key Metrics and Non-GAAP Financial Measures, page 201

19. It appears from your disclosures that Gross Transaction Value and Ride Profit are more akin to operating metrics, rather than non-GAAP measures. Please revise how you characterize these measures in your MD&A or tell us how you determined the present characterization is appropriate. Please refer to SEC Release No. 33-10751.

Results of Operations
Cost of Sharing Revenue, Exclusive of Depreciation, page 211

20. You disclosed that the $82.0 million decrease during 2020 was due primarily to a decrease in In-House operations costs of $78.9 million, offset by an increase in Fleet Manager operations costs of $24.9 million. Please disclose the reason for the remaining $28 million difference.
Depreciation on Revenue Earning Vehicles, page 212

21. Please quantify the reasons you disclosed that resulted in depreciation on revenue earning vehicles to decrease by $88.4 million.
Liquidity and Capital Resources, page 213

22. Please expand your narrative to disclose the availability under your line of credit.
 Wendy Mantell
Bird Global, Inc.
June 10, 2021
Page 5
Operating Activities, page 214

23. You refer to non-cash vehicle expenses as a part of the reconciliation of net cash used in operating activities. Please tell us the nature of this item.
Critical Accounting Policies and Estimates
Goodwill, page 216

24. Please expand your narrative to discuss the significant factors and assumptions used in your impairment analysis, as well as identifying the reporting units that contain goodwill.
Stock-Based Compensation, page 216

25. You discuss the use of a third-party independent valuation firm to determine the fair value
         of Bird   s common stock. We also note from Note 5 on page F-35 that a valuation
         specialist assisted in determining the purchase price of the CIRC acquisition. Although you are not required to make reference to these independent third-party specialists, to the extent that you do refer to a specialist in your registration statement, we remind you that you should disclose the name of the valuation specialist and include their consent pursuant to Rule 436(b) of Regulation C. Please revise your registration statement accordingly, remove the reference to the third-party specialists, or explain to us why a consent is not required. Please refer to Question 141.02 of the Division of
Corporation Finance   s
         Compliance and Disclosure Interpretations on Securities Act Sections for additional guidance.
Ride Profit, page 219

26. In the table depicting the full year comparison, it does not appear that the footnote numbers correspond to the correct footnote. Please revise your table accordingly.
Financial Statements, page F-1

27. Please provide updated financial statements and related disclosures for Bird Global,
         Switchback II, and Bird Rides to comply with Rule 8-08 of Regulation
S-X.
Report of Independent Registered Public Accounting Firm - Bird Global, Inc., page F-2

28.      It does not appear that the restatement reference applies to Bird
Global   s financial
         statement. Please have your auditors revise its audit opinion as appropriate.
Bird Rides, Inc. Audited Consolidated Financial Statements
Report of Independent
FirstName              Registered
           LastNameWendy          Public Accounting Firm - Bird Rides, Inc.,
page F-20
                             Mantell
Comapany
29.        NameBird
      It appears        Global,
                 that the  reportInc.
                                   of your independent registered public
accounting firm should be
      dual
June 10,   dated
         2021 Pageto 5refer to Notes 10 and 12. Please have your auditor revise their report.
FirstName LastName
 Wendy Mantell
FirstName  LastNameWendy  Mantell
Bird Global, Inc.
Comapany
June       NameBird Global, Inc.
     10, 2021
June 10,
Page 6 2021 Page 6
FirstName LastName
Note 2 - Basis of Presentation and Summary of Significant Accounting Policies Accounts Receivable, page F-27

30.      You disclose that    amounts are written off against accounts
receivable after all means of
         collection have been exhausted and the potential for recovery is considered remote.
         Please revise your disclosure to state, if true, that accounts receivable are written off against the allowance for doubtful accounts.
Note 5 - Acquisitions, page F-35

31. Please demonstrate to us how you determined that audited financial statements for CIRC are not required pursuant to Rule 8-04 of Regulation S-X. Signatures, page II-7

32. Please be advised that the registration statement shall be signed by at least a majority of the board of directors.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Dale Welcome, Staff Accountant, at 202-551-3865 or John Cash,
Accounting Branch Chief, at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-
551-3602 or Sherry Haywood, Staff Attorney, at 202-551-3345 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Manufacturing
cc:      Justin G. Hamill